Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Recombinant Technologies Inc.
1090 Meriden Waterbury Tpke, Suite 1
Cheshire, CT 06410
http://recombtech.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Recombinant Technologies Inc.
Address: 1090 Meriden Waterbury Tpke, Suite 1, Cheshire, CT 06410
State of Incorporation: DE
Date Incorporated: May 12, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $200.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based:</u>

$500+ | Tier 1

Invest $500 and receive 2% bonus shares.

$1,000+ | Tier 2

Invest $1,000 and receive 5% bonus shares.

$2,500+ | Tier 3

Invest $2,500 and receive 7% bonus shares.

$5,000+ | Tier 4

Invest $5,000 and receive 10% bonus shares.

$10,000+ | Tier 5

Invest $10,000 and receive 15% bonus shares.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Recombinant Technologies Inc. ("RT Inc.") is a pre-clinical stage biotechnology corporation founded in May 2021 by a research scientist who was trained at Yale School of Medicine for about a decade.

Prior to this formation, the company operated for 20 years under the name Recombinant Technologies LLC ("RT LLC") founded by the same scientist. RT Inc. currently legally owns RT LLC's assets and liabilities, including its patent.

Recombinant Technologies' focus has been to develop a viable drug to treat Alzheimer's Disease. RT LLC has been awarded multiple SBIR grants to perform this task. RT LLC serves as the research wing of the development work.

According to the Alzheimer's Association, Alzheimer's and other dementias will cost the nation $355 billion in 2021. By owning Recombinant Technologies LLC's assets, Recombinant Technologies Inc. now owns a patent issued by USPTO on a small molecule biological to treat Alzheimer's Disease. RT Inc. has full freedom to operate utilizing this exclusive molecule on any platform technology. RT Inc.'s immediate focus is to develop a device to deplete amyloid from circulation utilizing the patented molecule. This research is currently supported by a peer-reviewed grant from the National Institutes of Health.

Recombinant Technologies Inc. is a Delaware C-Corp. Ownership of Recombinant Technologies LLC was transferred to Recombinant Technologies Inc. in May 2021. RT LLC is a wholly owned subsidiary of RT Inc. The two entities share a common owner, Pazhani Sundaram. Mr. Sundaram contributed 100% of his ownership in Recombinant Technologies LLC to Recombinant Technologies Inc. in exchange for receiving 100% of the stock of Recombinant Technologies Inc.

Competitors and Industry

Device Competitors. The device is unique and one of the first of its kind. Kaneka Pharma (Japan), Terumo Scientific (Belgium), and Exthera Medical Corporation (US) are some companies attempting to develop similar but distinct products. To the best of our knowledge, ours is the first device to remove amyloid from circulation. It has no side effects as our patent-protected molecule sits outside of the body.

API Competitors. The active pharmacological ingredient is proprietary and superior to existing antibody molecules with no side effects, easy to manufacture.

According to Acumen Research and Consulting, the global Alzheimer’s Disease treatment market is expected to grow at a CAGR of around 12.8% from 2020 to 2027 and reach the market value of over $5,647.5 million by 2027.

Current Stage and Roadmap

CURRENT STAGE

Our device had proof of concept (POC) testing in the lab; animal POC is underway. A prototype device is being developed, which will also be tested in all available test systems. Safety/pharcological studies will be performed using Good Laboratory Practice (GLP) material (Active Pharmaceutical Ingredients). Additional testing to confirm the efficacy will be performed using API coated matrix.

FUTURE ROADMAP

Investigational new device exemption (IDE) proposal planned with the FDA within 2-3 years. Upon approval of the device, the valuation of the technology is expected to be significantly elevated. At this point, out-licensing, selling out are possible exit strategies. In the future, commercial/clinical testing will be planned or this activity could be managed with the help of big pharma.

The Team

Officers and Directors

Name: Pazhani Sundaram PhD

Pazhani Sundaram PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Chief Executive Officer, Interim-CFO, and Chairman of the Board
  Dates of Service: May 12, 2021 - Present
  Responsibilities: Responsible for directing scientific and business efforts; overall business conductance; working with the CFO and monitor financial matters; and overall management. Pazhani currently receives a salary compensation of $20,000 per month.

Other business experience in the past three years:

- **Employer:** Recombinant Technologies LLC
  Title: Founder-President, Principal Investigator and Chief Scientific Officer
  Dates of Service: May 26, 1998 - Present
  Responsibilities: Responsible for overall management of science, finance and revenue.

Name: Amrit Dhawan

Amrit Dhawan's current primary role is with Yale University. Amrit Dhawan currently services 5 hrs hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: June 14, 2021 - Present
  Responsibilities: Administrative professional duties, meeting minutes, etc. expected hours = 20 h /mo; salary range - $ 45/hr.

Other business experience in the past three years:

- **Employer:** Yale University
  Title: Credentialing Coordinator/Senior Admin Asst II
  Dates of Service: September 01, 2002 - Present
  Responsibilities: Oversees and coordinates administrative, program, and office activities. Establishes, selects, implements, and coordinates office procedures and systems. Serves as principal source for credentialing, grants administrator, and invoices specialist. Also served as the credentialing specialist for 100 physicians within the Department of Orthopaedics between 2019-2020.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1.07 million in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a treatment for Alzheimer's disease.

We may never have an operational product or service

It is possible that there may never be an operational Amytrapper device product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Amytrapper device. Delays or cost overruns in the development of our Amytrapper device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Recombinant Technologies Inc. was formed on 5/12/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its

growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. RTI has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Amytrapper is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns one patent (https://patents.justia.com/patent/8445438). The patent is assigned to Recombinant Technologies LLC, which is wholly-owned by Recombinant Technology Inc. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The company is likely to generate additional patents along the way.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Recombinant Technologies Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-

party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on RT Inc could harm our reputation and materially negatively impact our financial condition and business.

Risk of Loss of Your Investment

There is a possibility that you will lose your investment if the drug is found to be effective for the purpose for which it is developed but still found to be less safe or more toxic. As a result, the drug could never hit the commercial market, and thus, you may end up losing all of your investment. It is also important to note that over 90% of biotechnology research leads to no commercial success.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Pazhani Sundaram PhD	35,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 35,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 35,000,000
  Use of proceeds: Shares issued to Founder.
  Date: May 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $24,624, slightly less compared to fiscal year 2019 revenue of $28,113. The company is dependent on external revenue from grants. Reason for flat revenue was because no new applications were filed. Recombinant Technologies Inc. received $467,856 in federal grants in 2020 compared to $534,144 in 2019. Grant draws are based on expenses accrued. Since the Company reduced its activities in 2020 because of the COVID-19 pandemic, it received reduced draws from the grant award. A major commercialization grant application with the NIA, NIH is planned for the Fall 2021.

Expenses

The Company's expenses consist of, among other things, marketing and other general and administrative expenses. Total operating expenses from 2019 to 2020 remained about flat. Marketing expenses decreased from $6,583 to $2,308. Marketing expenses decreased partially due to decreased business activity and a plan on conservation of principal. General and adminstrative expenses was $372,958 in 2020 compared to $371,397 in 2019. About 75% of general and administrative expenses make up research and development expenses.

Historical results and cash flows:

The Company is currently in the research and development stage. We are of the opinion the historical cash flows will not be be indicative of the revenue and cash flows expected for the future because the company continues to depend on revenues from grant, debt financing, and/or equity financing, which are all unpredictable. Although we anticipate a good level of funding if our efforts are successful, there is no guarantee that we will succeed in this fund raising effort. For this reason, we believe we can not provide any predictions. Past cash was primarily generated through debt financing and government grants. Our goal is to grow and drive value through equity financing. This financing will secure us the financinal stability to complete the R&D and regulatory filing in order to to launch the device for human studies.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Dec. 31, 2020, the Company had capital resources available in the form of a line of credit for $150,000 from KeyBank and $123 cash on hand. The Company was awarded a grant totaling approximately $1,231,000 from the National Institute on Aging in 2019, which ends in May 2022. The Company has drawn approximately $377,000 as of Dec. 31, 2021 with approximately $854,000 remaining on the grant award.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support additional R&D to finalize the Amytrapper device and regulatory filing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $60,000 for expenses related to the following categories:

- Salaries: $27,000 / month

- Inventory: $7,000 / month

- R&D: $18,000 / month

- Regulatory Filings: $8,000 / month

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $60,000 / month for expenses related to the following:

- Salaries: $27,000 / month

- Inventory: $7,000 / month

- R&D: $18,000 / month

- Regulatory Filings: $8,000 / month

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company was awarded a grant totaling approximately $1.2M from the National Institute on Aging in 2019, which ends in May 2022. The Company has drawn approximately 35% as of Dec. 31, 2021, with approximately 65% remaining on the grant award. The leftover grant amount is carried over to 2021. Additionally, the Company continues to apply for federal grants to test or improve the functionality of existing therapeutics to improve the Company's future products. The Company continues to pitch the investment community to raise additional capital. The terms of future raises will depend on the amount and valuation of the equity at the time of those raises.

Indebtedness

- **Creditor:** Key Bank
  Amount Owed: $140,219.00
  Interest Rate: 4.83%
  Maturity Date: January 02, 2030

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $35,000,000.00

Valuation Details:

Recombinant Technologies Inc. set its pre-money valuation based on the following factors:

1. Recombinant Technologies has developed a patented molecule (AmyTrap) with demonstrated success in animal-model proof of concept studies to remove amyloid-beta, which is the physiological cause behind the plaque buildup in the brain associated with Alzheimer's Disease. Incorporating that same molecule, the Company designed and developed two types of extracorporeal devices, called AmyTrappers, for treatments.

2. The intellectual property law firm, Cantor Colburn LLP, has issued a Freedom to Operate (FTO) clearance memo concluding that the AmyTrap product would not infringe any unexpired patent.

3. Foresight Science & Technology, Inc. valued the AMYTRAPPER™ technology at $89 million.

Two independent and complementary methodologies were used in preparing the valuation. One method was to identify comparable technologies that were the subject of reported transactions since the beginning of 2018. This window was chosen because of the existence of significant fluctuations in the valuation of therapeutic technologies over time: transactions from earlier years are considerably less relevant to current market value. Another method was to determine a risk-adjusted net present value according to an industry-standard protocol. The two methodologies yielded consistent results.

Comparable transactions include strategic investments in preclinical Alzheimer's disease investment programs. While all such identified transactions involved molecular targets other than amyloid-beta, it is also the case that no molecular target has been fully clinically validated to date. For this reason, all development programs at any stage of development bear a great deal of risk. The identified comparable transactions, therefore, have a risk profile, not unlike that of the AMYTRAPPER™ technology: clinical validation of drugs is a lengthy process, and since increased time to market decreases net present value, AMYTRAPPER™ possesses a certain advantage, if its progress to market is similar to that of other PMA devices. For all these reasons, a transaction value in the vicinity of $100 million can be supported on the basis of comparables. Similarly, given mild assumptions concerning market size, market share, and per-patient revenue, a net present value greater than $89 million can be supported. The fact that an analysis of comparables and the net present value determination yielded valuation estimates of the same order of magnitude provides a measure of internal validation of the estimates.

That said, it must be emphasized that no two transactions in the therapeutics arena are alike, and as is the case with any technology, the market alone is the final arbiter of the value of AMYTRAPPER™.

Per the independent report, the perceived valuation of the Amytrapper technology is $89 million on a conservative scale based on market size and potential. The Company decided on a pre-money valuation of $35 million on a much more conservative scale adjusted for additional risk-reward potential.

4. Past transactions involving possible treatments for Alzheimer's disease were within the $200M to $300M range. In 2010, Alectos Therapeutics entered into a research partnership with Merck to identify and provide compounds that could help treat Alzheimer's disease, for $289 million. In 2013, Biogen Idec entered into a collaboration with Proteostasis Therapeutics, worth up to $200 million, on a potentially new approach for attacking toxic proteins implicated in the development of Alzheimer's and Parkinson's diseases. The Company will likely seek such a partnership in the future.

The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred stock, options, warrants, or other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  1.0%
  StartEngine Premium Deferred Fee

- *Research & Development*
  95.5%
  1. Extensive testing of the Amytrapper devices and improve the technology as needed. 2. Filing and getting the FDA approval for the Amytrap molecule 3. Getting investigative device exemption from FDA.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  Additional testing of the device to perfect it. Additional safety testing. Any possible alterations and testing. Regulatory approval for the device.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://recombtech.com/ (https://www.recombtech.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/recombinant-technologies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Recombinant Technologies Inc.

[See attached]

RECOMBINANT TECHNOLOGIES INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 30, 2021

To: Board of Directors, RECOMBINANT TECHNOLOGIES LLC

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of RECOMBINANT TECHNOLOGIES INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

RECOMBINANT TECHNOLOGIES LLC
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	123	$	205
Inventory		12,900		3,400
Total current assets		13,023		3,605
Fixed assets, net		15,000		15,000
Total Assets	$	28,023	$	18,605
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	0	$	0
Line of credit		140,219		149,919
Total Current Liabilities		140,219		149,919
Total Liabilities		140,219		149,919
MEMBERS' EQUITY				
Members' capital		(112,196)		(131,314)
Total Members' Deficit		(112,196)		(131,314)
Total Liabilities and Members' Deficit	$	28,023	$	18,605

RECOMBINANT TECHNOLOGIES LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 24,624	$ 28,113
Operating expenses		
Marketing	2,308	6,583
Other general and administrative	371,397	372,958
Total operating expenses	373,705	379,541
Net Operating Income (Loss)	(349,081)	(351,428)
Grant income	467,856	534,144
Tax (provision) benefit	–	–
Net Income (Loss)	$ 118,775	$ 182,716

RECOMBINANT TECHNOLOGIES LLC
STATEMENT OF CHANGES TO MEMBERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Members' Capital
Balance as of January 1, 2019	**$ (159,315)**
Net Income (Loss), less capital adjustments	28,001
Balance as of December 31, 2019	**$ (131,314)**
Net Income (Loss), less capital adjustments	19,118
Balance as of December 31, 2020	**$ (112,196)**

RECOMBINANT TECHNOLOGIES LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ 118,775	$ 182,716
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
None	0	0
Changes in operating asset and liabilities:		
(Increase) Decrease in inventory	(9,500)	(3,400)
Net cash used in operating activities	(60,944)	179,316
Investing Activities		
Purchase of fixed assets	0	(15,000)
Net cash used in operating activities	0	(15,000)
Financing Activities		
Capital contributions, less distributions to members	(99,657)	(154,715)
Proceeds from line of credit	(9,700)	(10,321)
Net change in cash from financing activities	67,551	(10,321)
Net change in cash and cash equivalents	(82)	(720)
Cash and cash equivalents at beginning of period	205	925
Cash and cash equivalents at end of period	$ 123	$ 205

RECOMBINANT TECHNOLOGIES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

RECOMBINANT TECHNOLOGIES INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on May 12, 2021. Previously, the Company was organized as a limited liability company. The Company is a preclinical biotechnology concern.

Since inception, the Company has relied on receiving grants to fund its operations. As of December 31, 2020, the Company had negative members' capital and may incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9), receipt of grant disbursements (see Note 3) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $123 and $205 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $15,000 and $15,000 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through grants and the limited sales of its products.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after

December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon drawing on additional awarded-but-not-yet-drawn grant funding from the National Institute on Aging (a part of the US National Institutes of Health), management's plan to raise additional funds (see Note 9) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

The Company was awarded a grant totaling approximately $1,231,000 from the National Institute on Aging in 2019 which ends in May 2022. The Company has drawn approximately $377,000 as of December 31, 2021 with approximately $854,000 remaining on the grant award. The Company recognizes grant draws as other income on the Statement of Operations in the year the grant draw is received or accrued.

Additionally, the Company continues to apply for federal grants to test or improve functionality of existing therapeutics to improve the Company's future products.

NOTE 4 – DEBT

The Company only has a line of credit which allows the Company to borrow up to $150,000. The line of credit bears interest at a variable rate of interest.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not under current threat of or involved in pending litigation.

NOTE 7 – EQUITY

The Company was originally organized as a limited liability company and had a single owner as of December 31, 2020.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Acquisition by Recombinant Technologies Inc.
In 2021, Recombinant Technologies Inc., a corporation formed on May 12, 2021, acquired all of the membership interests in the Company from its sole member in exchange for the stock of Recombinant Technologies Inc.

Management's Evaluation
Management has evaluated subsequent events through June 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Recombinant Technologies

Revolutionary Alzheimer's Treatment



Website · Cheshire, CT · HEALTH TECH

Recombinant Technologies is developing a revolutionary treatment for Alzheimer's Disease. By designing an injection of a molecule treatment to reduce the plaque buildup that causes dementia, we have successfully improved memory in mice and are ready to move toward human trials.

$0.00 raised

0 Investors	**$35M** Valuation
$1.00 Price per Share	**$200.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- There are an estimated 5,500,000 people in the U.S. who have Alzheimer's disease, and we have developed an innovative treatment that addresses the cause of the disease rather than the symptoms. By this treatment strategy, we are addressing a significant unmet medical need and opportunity.
- Our patented technology was developed over a decade with the support of $4.5 million in grants and has successfully improved memory in mice in our proof of concept trials.
- Our team is comprised of top experts in their fields, including our founder who trained at Yale School of Medicine for about a decade prior to founding this company.


We see our technology as an opportunity to improve the lives of the many patients suffering from Alzheimer's Disease and related dementia

Treating the Root Cause of Alzheimer's Disease

We have developed a patented molecule (AmyTrap) with demonstrated success in animal-model proof of concept studies to remove amyloid-beta, which is the physiological cause behind the plaque buildup in the brain associated with Alzheimer's Disease.


Animal
Model
AmyTrapper
Plasma
separator

Incorporating that same molecule, we designed and developed two types of extracorporeal devices, called AmyTrappers, for treatments. These proposed innovative devices trap amyloid from circulation (just like dialysis to remove urea in patients with kidney failure) which may lead to achieving a novel treatment strategy that improves the lives of patients with AD.

We are excited about the promising results AmyTrapper has shown up to this point, and are now ready to bring our technology to the next level through new research that will result in the initiation of human trials.

The problem

Current Alzheimer’s Disease Treatments Fall Short

Alzheimer’s Disease (AD) is a common disease leading to dementia affecting millions of people worldwide.

Alzheimer’s Disease (AD) is a common disease leading to dementia affecting millions of people worldwide

One of the many targets in treatment for AD is amyloid-beta plaque buildup. However, currently there are no treatments that address amyloid-beta as the underlying pathophysiology behind Alzheimer’s. Instead, most current drugs work to alleviate symptoms or marginally slow disease progression. Recently, Biogen’s Aduhelm(Adecanumab) was accepted by the FDA as the first treatment that targets reduction of amyloid- beta plaque in the brain. This underscores the significance of amyloid- beta plaque removal strategies as a key against Alzheimer’s .

The solution

AmyTrap Treats the Cause, Not Just the Symptoms

Our prototype, AmyTrap, is designed to reduce disease-causing amyloid-beta plaque burden, improving memory by addressing the physiological cause behind Alzheimer's Disease.



AmyTrapper
by Recombinant Technologies
Amy Trapper

**Image is a computer-generated demo version. Product is still currently under development.*

Use of the technology will slow disease progression in individuals at high risk of developing Alzheimer's disease, increasing the duration of their independence and lessening third-party payor outlay for symptomatic treatments and caregiving.

THE MARKET

Meeting a Growing Need in Alzheimer's Treatment

We estimate the total market size to be approximately $570,000,000 at the growth rate of 17.5% in 2018. 5,500,000 people in the U.S. have Alzheimer's disease, and 5% of these patients have early-onset Alzheimer's disease due to genetic or other factors.



5,500,000 people in the U.S. have Alzheimer's disease
275,000 Patients
$2,000/yr in treatments
$550,000,000 Total potential market

Source

The niche therefore consists of 285,000 patients, and at $2000 per year in treatment, that amounts to a $570,000,000 total potential market. We believe that Amytrapper will be one of the few devices in the immediate future to address this unmet medical need by treating this subset population.

OUR TRACTION

Promising Early Results and Patented Technology

We have established proof of concept through our animal model, where we saw improved memory and behavior in model mice after treatment. In addition, toxicity and safety assessments in rats and dogs have been completed. Amytrap, the underlying molecule, was found to be safe and non toxic. Further, Amytrapper animal testing is in progress.

Established proof of concept through our animal model


Achieved
Ongoing
IND Filing
AmyTrap
STEP 1
AmyTrapper POC established
STEP 2
POC in mouse model successful
STEP 3
Amytrapper is safe and non toxic with no side effects
STEP 4
Protype in beta-testing stage
STEP 5
Patient
Blood Draw line
Plasma Separator
Blood Return line
Plasma with Aβ
AmyTrapper
Aβ free Plasma
Carotid artery
(blood)
Jugular vein
plasma separator
Amytrapper Device

Achieved Intellectual Property protection in the form of a patent issued by USPTO



The United States of America

The Director of the United States Patent and Trademark Office

Has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law.

Therefore, this

United States Patent

Grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America, and if the invention is a process, of the right to exclude others from using, offering for sale or selling throughout the United States of America, or importing into the United States of America, products made by that process, for the term set forth in 35 U.S.C. 154(a)(2) or (c)(1), subject to the payment of maintenance fees as provided by 35 U.S.C. 41(b). See the Maintenance Fee Notice on the inside of the cover.

Won multiple small business innovation grants from the National institutes of Health through their rigorous peer-review process

We have achieved Intellectual Property protection in the form of a patent issued by USPTO which has been issued to Recombinant Technologies LLC. We have also won multiple small business innovation grants from the National institutes of Health through a rigorous peer-review process.

what we do

Clearing Plaque Buildup to Improve Memory

AmyTrap is a patented molecule composed of polymer-bound short peptides with the capacity to capture beta-amyloid (Aβ) peptide. Amytrap binds and sequesters Aβ from the circulation, leading to the depletion of amyloid plaques from the brain in model mice.



Our preliminary studies in animal models suggest that AmyTrap does not enter the brain. Undetectable levels of AmyTrap and reduction of the Aβ burden in the brain suggest that the AmyTrap possibly exerts its therapeutic activity by acting as a peripheral sink for circulatory Aβ. Based on these observations it has been hypothesized that Aβ exists in equilibrium between the brain and in circulation. Sequestration of the circulatory Aβ in the periphery creates an imbalance in this equilibrium driving efflux of Aβ from the brain into the circulation.


Animal Trial Results
AmyTrap significantly reduced the Aβ plaque burden in the brain and improved the cognitive parameters
Untreated
Treated

The business model

Working with Established Partners to Reach High-Risk Patients

Currently, we are pre-commercialization and looking to perform additional research to perfect our product.

When we are ready for commercialization, our strategy will initially be aimed at therapy towards individuals at highest risk, in particular those with familial or genetic predisposition for onset of Alzheimer’s disease. We plan to partner with established organizations with a substantial footprint in the marketplace to implement our treatment.

When we are ready for commercialization, our strategy will initially be aimed at therapy towards individuals at highest risk

$500
Approximate cost for treatment

$2000
Revenue per patient per year

**Likely to increase overtime*

We estimate the cost per treatment to be approximately $500. Four treatments per patient per year are proposed, which would generate revenue of $2000 per patient per year. We are the only player in this market as of now.

How we are different

Our Technology Stops Alzheimer’s at the Source

According to our research, AmyTrapper devices are among the first of their kind in their focus on the depletion of beta amyloid from the brain prior to memory deterioration. Rather than functioning as an anti-beta amyloid antibody, our treatment specifically binds to the critical region of beta amyloid necessary for aggregation.

Amytrap stands out from the competition by binding to a critical region

Amytrap, similar to anti-Aβ antibodies, binds to Aβ…but..



Aβ protein sequence
Recombinant Technologies
AmyTrap-3*
JNJ
Bapineuzumab
Eli Lilly
Solanezumab
DAEFRHDSGYEVHHQKLVFFAEDVGSNKGAIIGGLMVGGVVIAT
Gantenerumab
Roche
Crenezumab
Roche
Ponezumab
Pfizer
Aducanumab
Biogen

AmyTrap specifically binds to the critical region of Aβ necessary for aggregation


Patient
Blood Draw line
Plasma
Separator
Blood Return
line
Plasma with Aβ
AmyTrapper
Aβ free Plasma
AmyTrapper devices are the first of their kind in their focus on the depletion of beta amyloid from the brain
Amytrap-1
Bead
Amytrapper


We expect this breakthrough to significantly improve the living condition of people with Alzheimer's Disease

We expect this breakthrough to significantly improve the living condition of people with Alzheimer's Disease, especially with its focus on early intervention.

THE VISION

Developing a Life-Changing Treatment

We see our technology as an opportunity to improve the lives of the many patients suffering from Alzheimer's Disease and related dementia.

Our goal is to complete the studies to get FDA approval of the device within two to three years. Upon this milestone, we plan to exit by outright sale or license the technology out on a milestone and royalty reimbursement model.


Our goal is to complete the studies to get FDA approval of the device within two to three years.


Milestone 1
FDA Approval
Milestone 2
Plan to Exit

OUR LEADERSHIP

Experts in Science, Medicine, and Finance

Dr. Pazhani Sundaram, the Founder-President has wide experience in research and development. He was trained at Yale School of Medicine for about a decade prior to founding this company. He has successfully performed a clinical trial on a cholesterol-lowering Indian herbal medicine and commercialized it in the Indian pharmaceutical market.


Dr. Pazhani Sundaram
the Founder-president has wide experience in research and development.

Our team represents decades of experience across scientific research, biopharmaceuticals, and finance. We believe strongly that this technology will fill an unmet medical need and change many people's lives for the better.

WHY INVEST

A Unique Treatment for a Better World

In 2021, treatment of patients with Alzhemier's Disease and dementia will cost the nation $355 billion, and this cost is likely to increase to $1.1 trillion by 2050. We need to change the way we are approaching the problem.


We need to change the way we are approaching the problem
Our promising proof of concept trial results alongside our patented technology have us well prepared to move into the next phase of trials.

Through our technological innovation, we believe we can stop beta amyloid plaque build-ups before they happen in the brain, rather than simply treating the symptoms. Our promising proof of concept trial results alongside our patented technology have us well prepared to move into the next phase of trials.

In the Press

PubMed PubMed

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Meet Our Team



Pazhani Sundaram PhD

President, Chief Executive Officer, Interim-CFO, and Chairman of the Board

Dr. Pazhani Sundaram has a Ph.D. in Biochemistry and Molecular Biology. He is the founder of Recombinant Technologies, a pre-clinical stage biotechnology company [www.recombtech.com]. Dr. Sundaram has strong experience in protein expression technologies, molecular biology, biochemistry, peptidomimetics, and in drug delivery systems. Prior to starting Recombinant Technologies in 1998, he was trained at Yale School of Medicine for about a decade. At Yale, Dr. Sundaram contributed to the research and development of a vaccine to treat the human papillomavirus in a rabbit model. This work formed the basis for Merck in developing the vaccine for HPV 16, which was marketed as 'Gardasil'. Dr. Sundaram's research is acknowledged on Merck's patent for the above vaccine.

Dr. Sundaram's focus for the past 19 years has been to develop a viable drug to treat Alzheimer's Disease. He has been awarded multiple SBIR grants and matching grants to perform this task. He is also an inventor of the patented drug called 'Amytrap' to treat Alzheimer's Disease. Current research focuses on the safety/toxicology assessment of this drug with the support of a recent phase 2 SBIR grant award. Efforts are underway to join forces with investors from multiple platforms to expedite the preclinical development activities. Immediate efforts are focused on developing a device called 'Amytrapper' to trap amyloid from circulation utilizing the proprietary API molecule. This research is also supported by a peer-reviewed grant from NIA.



Amrit Dhawan

Secretary

Amrit is responsible for corporate transactions/projects for the efficient administration of the company, particularly with regards to meetings and financial transactions. She has provided support and advice on a managerial and professional level to Yale University for about 19 years.

Amrit's primary occupation is working for Yale University. She serves as a part-time Secretary for Recombinant Technologies, working 5 hours per week.

Offering Summary

Company	Recombinant Technologies Inc.
Corporate Address	1090 Meriden Waterbury Tpke, Suite 1, Cheshire, CT 06410
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$35,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Invest $500 and receive 2% bonus shares.

$1,000+ | Tier 2

Invest $1,000 and receive 5% bonus shares.

$2,500+ | Tier 3

Invest $2,500 and receive 7% bonus shares.

$5,000+ | Tier 4

Invest $5,000 and receive 10% bonus shares.

$10,000+ | Tier 5

Invest $10,000 and receive 15% bonus shares.

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

"What We Do" Section Video

AmyTrapper at Recombinant Technologies is a transformational approach to safely reducing beta amyloid levels in blood plasma. The device works by filtering blood plasma outside the body and safely reintroducing it back into circulation. Most other attempts at reducing amyloid levels have relied on monoclonal antibody drugs, which bind to beta amyloid proteins in the brain. These large molecules are known to interfere with the blood brain barrier and cause severe neuroinflammation. Many antibody drug candidates have been forced to stop clinical development due to these immunological side effects. AmyTrapper represents a novel, non-hemorrhagic approach to amyloid plaque reduction. It’s not a drug. It's an extracorporeal filtration device using our proprietary AmyTrap peptide in a column format. Blood plasma is passed through AmyTrapper, which binds and sequesters beta amyloid, allowing clean plasma to return to the body. The AmyTrap compound has been shown to reduce beta amyloid levels and consequently improve cognition in mice. Its retro-inverted peptide structure binds to a unique region of the protein sequence, which is critical for aggregation. AmyTrap is non-toxic as well as shelf stable and easily manufactured. This is why we believe AmyTrapper is the most promising method currently in development for the safe reduction of circulating amyloid levels. We welcome any potential partners, collaborators, or investigators. If you would like to conduct experiments or initiate clincial trials with AmyTrapper, visit recombtech.com and contact us today.

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